UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CONTINENTAL MINERALS CORPORATION
_____________________________________________________________________________________________

(Name of Issuer)

COMMON SHARES
_____________________________________________________________________________________________
(Title of Class of Securities)

211653
_____________________________________________________________________________________________
(CUSIP Number)

Peter C. Kalbfleisch
Blake, Cassels & Graydon LLP
2600 - 595 Burrard Street
P.O. Box 49314
Vancouver, BC V7X 1L3
(604) 631-3377
_____________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2011
_____________________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 211653
_____________________________________________________________________________________________
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jinchuan Group Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People's Republic of China

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power	18,000,000
	8. Shared Voting Power	0
	9. Sole Dispositive Power	18,000,000
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The title and class of the securities which this Schedule 13D relates are the common shares ("Common Shares") of Continental Minerals Corporation (the "Issuer"), a corporation incorporated under the laws of British Columbia. The principal executive office of the Issuer is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6.

Item 2. Identity and Background

(a)       This Schedule 13D is being filed by Jinchuan Group Ltd. ("Jinchuan") with respect to the Common Shares of the Issuer.

(b)       The Principal Business Office of Jinchuan is:

Jinchang, Gansu
737103, People's Republic of China

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Jinchuan is set forth in Schedule I hereto, and is incorporated by reference.

(c)       Neither Jinchuan, nor to Jinchuan's knowledge, any of the persons identified in this Item 2 and Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(d)       Neither Jinchuan, nor to Jinchuan's knowledge, any of the persons identified in this Item 2 and Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the proposed transaction described in Item 4, Jinchuan estimates that the total amount of funds required to purchase all of the Issuer's common shares not currently owned by Jinchuan in the transaction described in Item 4 and to pay estimated fees and expenses will be approximately C$450 million. Jinchuan intends to fund such transaction and related expenses through its existing cash resources.

Item 4. Purpose of Transaction

On September 17, 2010, Jinchuan and the Issuer entered into a letter agreement to acquire all of the Common Shares of the Issuer that Jinchuan does not already own for $2.60 in cash per Common Shares. Jinchuan and the Issuer then negotiated the terms of a definitive arrangement agreement ("Arrangement Agreement"), which Arrangement Agreement was entered into on December 17, 2010, and amended and restated on January 17, 2011. Under the terms of the Arrangement Agreement, Jinchuan, through its wholly-owned subsidiary JinQing Mining Investment Limited ("JinQing"), would acquire all of the issued and outstanding Common Shares that Jinchuan does not already hold pursuant to the a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). The transaction would value the Issuer's share capital exclusive of Jinchuan at approximately $395 million assuming the exercise of all options (which is being facilitated by the Issuer in order to fund a dividend to be declared by the Issuer on the Common Shares of the effective time of the Arrangement). In addition, under the Arrangement, all holders of preferred shares of the Issuer ("Preferred Shares") would exchange, for each preferred share held, 0.5028 shares of Taseko Mining Limited, a mining company listed on the Toronto Stock Exchange.

To be implemented, the Arrangement requires approval of (a) at least two-thirds of the votes cast by holders of Common Shares and options, voting together as a single class, and (b) at least two-thirds of the votes cast by holders of Preferred Shares, voting as a separate class. Jinchuan intends to vote all Common Shares held directly or indirectly by them in favor of the Arrangement. The Arrangement also will require approval by a simple majority of the votes cast by holders of Common Shares, other than Jinchuan, JinQing officers and any other "related parties". In addition, the Arrangement will require approval by the Supreme Court of British Columbia and is subject to certain customary conditions.

The Issuer has called a special meeting of its securityholders to consider the Arrangement to be held on or about February 18, 2011. The record date for determining shareholders entitled to vote and receive notice of the meeting is January 14, 2011. The Arrangement is expected to close in March 2011.

The Board of Directors of the Issuer established a special committee of independent directors (the "Special Committee") in connection with the Transaction. The Special Committee engaged BMO Nesbitt Burns to deliver a fairness opinion in connection with the transaction. On January 17, 2011, BMO delivered its written opinion to the Special Committee to the effect that the consideration to be received under the Arrangement is fair, from a financial point of view, to the holders of Common Shares (other than Jinchuan, JinQing and their affiliates).

The Arrangement has been approved unanimously by the Board of Directors of the Issuer (with the representative of Jinchuan declaring his interest in the transaction and abstaining from voting) following the report and unanimous recommendation of the Special Committee. In doing so, the Board of Directors of the Issuer determined that the Arrangement is fair to the securityholders of the Issuer (other than Jinchuan and its related parties) and is in the best interests of the Issuer. The Board of Directors of the Issuer also determined unanimously (with the representatives of Jinchuan declaring his interest in the transaction and abstaining from voting) to recommend to the securityholders of the Issuer (other than Jinchuan and its related parties) that they vote their securities in favor of the Arrangement.

Upon completion of the Arrangement, Jinchuan would expect to (i) make changes to the Issuer's board of directors, management structure and capitalization, (ii) delist the Issuer from the TSX Venture Exchange, (iii) apply to the Canadian securities regulatory authorities to have the Issuer cease to be a reporting issuer for purposes of applicable Canadian provincial and territorial securities laws, (iv) deregister the Issuer as a reporting company under the Securities Exchange Act of 1934 and (v) take other actions consistent with the Issuer becoming a wholly-owned subsidiary.

Item 5. Interest in Securities of the Issuer

(a)       Based on information provided to Jinchuan by the Issuer, there were 153,730,527 Common Shares of the Issuer outstanding as of the close of business on January 17, 2011. As of January 17, 2011, Jinchuan beneficially owned an aggregate of 18,000,000 Common Shares, representing an aggregate of approximately 10.9% of the outstanding Common Shares of the Issuer.

(b)       Jinchuan has sole voting and dispositive power over 18,000,000 Common Shares of the Issuer.

(c)       Except as set forth on this Schedule 13D, neither Jinchuan nor to the knowledge of Jinchuan, any of the persons listed on Schedule I attached hereto, has effected any transactions in the Issuer's securities during the past 60 days.

(d)       There are no other persons known by Jinchuan to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by Jinchuan.

(e)       N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 above and as set out below, none of Jinchuan nor, to the best knowledge of Jinchuan, any of the persons identified in Schedule I, have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Pursuant to a framework agreement entered into between Jinchuan and the Issuer in 2007, Jinchuan has a pre-emptive right to maintain its proportional shareholding in the Issuer upon certain issuances of equity securities by the Issuer.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits.
Exhibit Number	Exhibit Name
1.	Amended and Restated Arrangement Agreement dated January 17, 2011
2.	Press release of the Issuer dated December 20, 2010

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2011

JINCHUAN GROUP LTD.

BY: /s/ Sanling Zhang
Name: Sanling Zhang
Title: Vice President

Schedule I

The name, business address, position and present principal occupation of each director, executive officer and controlling person of Jinchuan are set forth below. Each person is a citizen of China.

NAME	POSITION	OCCUPATION	BUSINESS ADDRESS

Directors
Yang Zhiqiang	Director, President	President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Zhang Ming	Director	Vice President, Gansu Branch of China Development Bank	No 1716 of Nanchang Road Lanzhou, Gansu 730000, P.R. China

Wang Haizhou	Director, CEO	CEO, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Zhang Ti	Director	Director, Client & Services Dept II, Gansu Branch, China Development Bank	No 1716 of Nanchang Road Lanzhou, Gansu 730000, P.R. China

Shi Guomin	Director	Vice President, Stainless Steel Branch of Shanghai Baosteel Group Co.	No 370 of Pudian Road, Shanghai 202451, P.R. China

Zhou Yizhou	Director	Chief Accountant, Taiyuan Iron & Steel (Group) Co., Ltd.	No 2 of Jian Caoping District, Taiyuan, Shanxi 030003, P.R. China

Zhang Tongqin	Director	General Manager of Gansu Industry, Trans & Investment Company	No 13 of South Square Road, Lanzhou, Gansu 737100, P.R. China
Officers

Yang Zhiqiang	President	President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Wang Haizhou	CEO	CEO, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Sun Hongyuan	CFO	CFO, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Wang Guiping	Vice President - Environment, Safety & Health	Vice President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Bao Guozhong	Vice President - Planning	Vice President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100,
P.R. China

Li Shangyong	Vice President - Product Development	Vice President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Wu Jun	Vice President - Marketing	Vice President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Yao Weixin	Vice President - Mine, Project Construction & Equipment	Vice President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Zhang Sanlin	Vice President - Assets, Operating, Risk Control, & Law	Vice President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Chen Dexin	Vice President - Resources	Vice President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Zhou Min	Vice President - Production & Operation	Vice President, Jinchuan Group Ltd.	No 98 Jinchuan Road, Jinchang, Gansu 737100, P.R. China

Controlling Person	N/A	N/A	N/A
Government of Gansu Province

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